Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 1 to the registration statement of EyeGate Pharmaceuticals, Inc. on Form S-3 (No. 333-210557) (the “Registration Statement”) of our report dated March 29, 2016, on our audits of the consolidated financial statements as of December 31, 2015 and 2014 and for each of the years then ended, which report was included in the Annual Report on Form 10-K filed on March 30, 2016. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in the Registration Statement.

/s/ EISNERAMPER LLP

New York, New York

April 15, 2016